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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FTI Consulting, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

302941109
(CUSIP Number)

October 3, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)	Page 1 of 5 pages

CUSIP No. 302941109	13G	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PricewaterhouseCoopers LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		357,800*

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		357,800*

WITH
	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,800*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*	Immediately prior to the sales that reduced the beneficial ownership of PricewaterhouseCoopers LLP ("PwC") to 357,800 shares, PwC transferred registered, but not beneficial, ownership to a wholly-owned subsidiary, PwC Investments (Florida) LLC.

CUSIP No. 302941109	13G	Page 3 of 5 pages

Item 1.

(a)	Name of Issuer

FTI Consulting, Inc.

(b)	Address of Issuer’s Principal Executive Offices

900 Bestgate Road, Suite 100, Annapolis, Maryland 21401

Item 2.

(a)	Name of Person Filing

PricewaterhouseCoopers LLP

(b)	Address of Principal Business Office or, if none, Residence

1301 Avenue of the Americas, New York, New York 10019

(c)	Citizenship

Delaware limited liability partnership

(d)	Title of Class of Securities

Common Stock, Par Value $0.01

(e)	CUSIP Number

302941109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 357,800* shares

(b)	Percent of class: 1.5%

CUSIP No. 302941109	13G	Page 4 of 5 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 357,800* shares

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 357,800* shares

(iv)	Shared power to dispose or to direct the disposition of: None

*	Immediately prior to the sales that reduced the beneficial ownership of PricewaterhouseCoopers LLP (“PwC”) to 357,800 shares, PwC transferred registered, but not beneficial, ownership to a wholly-owned subsidiary, PwC Investments (Florida) LLC.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

CUSIP No. 302941109	13G	Page 5 of 5 pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 21, 2002

PRICEWATERHOUSECOOPERS LLP

By:		/s/ Colin McKay

	Name: Title:	Colin McKay Principal